UONLIVE CORPORATION	1107, Lippo Centre Tower 1, 89 Queensway Admiralty, Hong Kong

March 3, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins

Jan Woo

Re:	Uonlive Corporation

Registration Statement on Form 10-12G

Filed February 4, 2020

File No. 000-26119

Dear Sir or Madam:

Uonlive Corporation (the “Company”) will be filing amendment number 1 (the “Amendment”) to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to Raymond Fu, Chief Executive Officer of the Company, dated March 1, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form 10-12G

Risk Factors, page 6

1. Please add a risk factor that Raymond Fu, your Chief Executive Officer, has significant control over all matters requiring stockholder approval given his share ownership. Specify the amount of total voting control held by Raymond Fu, including holdings of Series B Preferred Shares through his interest in Chuang Fu Qu Kaui Lian Technology. In this regard, we note that holders of Series B Preferred Shares are entitled to 1,000 votes per preferred share.

We have added a risk factor disclosing that Raymond Fu, with approximately 98% of the voting control of the Company, has significant control over matters requiring shareholder approval.

Exhibits

2. Please file the bylaws of the company. See Item 601(b)(3)(ii) of Regulation S-K.

The Company’s amended and restated bylaws have been included as an Exhibit.

3. You state that the company's current business objective is to seek a business combination with an operating company and that you intend to use the company’s limited personnel and financial resources in connection with such activities. However, you also state that you are transitioning into a business in the tea industry. Please clarify the current operations of the business and the company's intention regarding its future operations. If the company is currently operating a tea business, discuss the steps that the company has undertaken to become a revenue generating business. If you are not operating a business and intend to seek a business combination, disclose that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, provide details regarding compliance with Rule 419 in connection with any offering of your securities. Further, include a risk factor regarding your shell company status and discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

We have removed any reference to the Company seeking a business combination, as we are fully pivoted to the tea industry. While we have begun operations, we may still be deemed a shell company. Therefore, we have added the related risk factor.

4. Please discuss the business of Asia Image Investment Limited. Explain whether the business of Asia Image in trade and consulting in Hong Kong is related to the tea business. Given that Raymond Fu was the sole shareholder of Asia Image and received 100,000 shares of the company, this is a related party transaction that should be disclosed under Item 404 of Regulation S-K.

We have disclosed that the business of Asia Investment Limited is related to the tea business and included the transaction as a related party transaction,

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Raymond Fu
Raymond Fu